Exhibit G


                             Southern Power Company

                         Proposed Notice of Proceedings


         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Power Company ("Southern Power") is a public utility company subsidiary of Southern.

         Sections 9 and 12 of the Act and Rules 44 and 54 under the Act are applicable to the proposed transactions.

         Southern Power proposes to incur, from time to time or at any time on or before December 31, 2003, obligations in connection with the issuance and sale by public instrumentalities of revenue bonds in an aggregate principal amount of not to exceed $300,000,000.

         The proposed revenue bonds will be related to the financing of certain costs or expenses of certain facilities at Southern Power's Plant Dahlberg located in Jackson County, Georgia (the "Project").1 It is proposed that the Jackson County Industrial Development Authority or the otherwise appropriate public body or instrumentality (the "County") will issue its revenue bonds (the "Revenue Bonds") to provide for the purchase of the Project. The County is authorized by relevant state law to issue its Revenue Bonds for such purposes. The purchaser of the Revenue Bonds will be Southern Power or its permitted assignee.

         While the actual amount of Revenue Bonds to be issued by the County has not yet been determined, such amount will be based upon the cost of the Project, which is estimated to be $261,000,000.

         It is proposed that Southern Power will sell the Project to the County in an amount equal to the net book value thereof at the time of the sale. The County will pay for the Project with the proceeds of the Revenue Bonds.

         Southern Power proposes to enter into a Lease Agreement with the County for the lease of the Project (the "Agreement"). Pursuant to the Agreement, Southern Power, or its permitted successor or assign, will lease the Project from the County. It is proposed that Southern Power will buy the Project back from the County for a nominal purchase price at the expiration (or earlier termination) of the Agreement. Payments under the Agreement will be deposited with a Trustee (the "Trustee") under an indenture to be entered into between the


_______________________

1 Plant Dahlberg, located in Jackson County, Georgia, consists of 10 combustion turbine units of 80 MW each.


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County and the Trustee (the "Trust Indenture"), pursuant to which such Revenue
Bonds are to be issued and secured.

         The Agreement will provide for lease payments to be made by Southern Power at times and in amounts which shall correspond to the payments with respect to the principal of and interest on the Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         The Agreement will provide for the assignment to the Trustee of the County's interest in, and of the moneys receivable by the County under, the Agreement.

         The Agreement will also obligate Southern Power to pay the fees and charges of the Trustee and may provide that Southern Power may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement in whole or in part, such payment to be sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture. It is proposed that the Revenue Bonds will mature not more than 40 years from the first day of the month in which they are initially issued.


         For the Commission, by the Division of Investment Management, pursuant to delegated authority.